UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ________________

Commission file number 1-225

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

Kimberly-Clark Corporation Incentive Investment Plan

Kimberly-Clark Corporation Retirement Contribution Plan

401 North Lake Street
Neenah, Wisconsin 54956

B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive offices:

Kimberly-Clark Corporation
P. O. Box 619100
Dallas, Texas 75261-9100

1. Financial Statements and Schedules

The financial statements and supplemental schedules included with this Form 11-K have been prepared in accordance with the Employee Retirement Income Security Act of 1974.

2. Kimberly-Clark Corporation Incentive Investment Plan

The Report of Independent Registered Public Accounting Firm with respect to the financial statements of the Kimberly-Clark Corporation Incentive Investment Plan is set forth in such financial statements filed as Exhibit 99.1 hereto.

3. Kimberly-Clark Corporation Retirement Contribution Plan

The Report of Independent Registered Public Accounting Firm with respect to the financial statements of the Kimberly-Clark Corporation Retirement Contribution Plan is set forth in such financial statements filed as Exhibit 99.2 hereto.

4. Exhibits

No.	Description
23	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm dated June 26, 2007
99.1	Kimberly-Clark Corporation Incentive Investment Plan Financial Statements
99.2	Kimberly-Clark Corporation Retirement Contribution Plan Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Kimberly-Clark Corporation, as Plan Administrator of the Kimberly-Clark Corporation Incentive Investment Plan and Kimberly-Clark Corporation Retirement Contribution Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION INCENTIVE INVESTMENT PLAN

KIMBERLY-CLARK CORPORATION RETIREMENT CONTRIBUTION PLAN

Date: June 27, 2007

By: Kimberly-Clark Corporation
Plan Administrator

By: Wesley E. Wada
Wesley E. Wada
Vice President, Compensation, Benefits and Health Services

EXHIBIT INDEX

Exhibit	Description
23	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm dated June 26, 2007
99.1	Kimberly-Clark Corporation Incentive Investment Plan Financial Statements
99.2	Kimberly-Clark Corporation Retirement Contribution Plan Financial Statements

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-104099 of Kimberly-Clark Corporation on Form S-8 of our reports dated June 26, 2007, appearing in this Annual Report on Form 11-K of the Kimberly-Clark Corporation Incentive Investment Plan and the Kimberly-Clark Corporation Retirement Contribution Plan, in each case for the year ended December 31, 2006.

Deloitte & Touche LLP

Dallas, Texas
June 26, 2007

KIMBERLY-CLARK CORPORATION
INCENTIVE INVESTMENT PLAN

Financial Statements
As of December 31, 2006 and 2005,
and for the Years Then Ended,
Supplemental Schedule as of December 31, 2006
and Report of Independent Registered Public Accounting Firm

KIMBERLY-CLARK CORPORATION
INCENTIVE INVESTMENT PLAN

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEARS THEN ENDED:	
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-13
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2006:	
Schedule of Assets (Held at End of Year)	14

NOTE: The accompanying financial statements have been prepared for the purpose of filing with the Department of Labor's Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
Kimberly-Clark Corporation Incentive Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Kimberly-Clark Corporation Incentive Investment Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, in 2006 the Plan changed its method of accounting for investments in collective funds which hold investment contracts due to the adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* and, retrospectively, adjusted the statement of net assets available for benefits as of December 31, 2005.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic 2006 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2006 financial statements taken as a whole.

Deloitte & Touche LLP

June 26, 2007

KIMBERLY-CLARK CORPORATION
INCENTIVE INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
Assets		
Investment in Kimberly-Clark Corporation Defined Contribution Plans Trust	$ 2,220,429,568	$ 2,082,176,521
Contributions Receivable:		
Employee contributions	3,938,634	3,946,677
Employer matching contributions	1,251,664	1,283,876
Participant loan interest	27,256	26,389
Total Assets	2,225,647,122	2,087,433,463
Net Assets Available for Benefits, at fair value	2,225,647,122	2,087,433,463
Adjustment from fair value to contract value for benefit-responsive investment contracts	2,376,385	3,029,753
Net Assets Available for Benefits	$ 2,228,023,507	$ 2,090,463,216

See notes to financial statements.

KIMBERLY-CLARK CORPORATION
INCENTIVE INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Additions to Net Assets Available for Benefits		
Investment income:		
Net increase (decrease) in Plan assets from Kimberly-Clark Corporation Defined Contribution Plans Trust	$ 238,569,458	$ (31,396,629)
Dividends on Kimberly-Clark Corporation common stock	21,701,930	25,079,587
Interest on participant notes receivable	1,008,244	872,222
Net investment (loss) income	261,279,632	(5,444,820)
Contributions:		
Employee contributions	90,485,800	90,308,704
Employer matching contributions	27,959,551	28,235,185
Forfeitures used to reduce employer contributions	(441,504)	(242,435)
Total contributions	118,003,847	118,301,454
Total Additions	379,283,479	112,856,634
Deductions from Net Assets Available for Benefits		
Distributions of employee account balances	241,723,188	176,033,247
Total Deductions	241,723,188	176,033,247
Net Increase (Decrease)	137,560,291	(63,176,613)
Net Assets Available for Benefits		
Beginning of Year	2,090,463,216	2,153,639,829
End of Year	$ 2,228,023,507	$ 2,090,463,216

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. ACCOUNTING PRINCIPLES AND PRACTICES

The Kimberly-Clark Corporation Incentive Investment Plan ("IIP") and the Kimberly-Clark Corporation Retirement Contribution Plan ("RCP"), (collectively, the "Plans"), participate in the Kimberly-Clark Corporation Defined Contribution Plans Trust (the "Trust") for investment and administrative purposes. Although assets of both plans are commingled in the Trust, separate records are kept for the plans for the purpose of allocating net income or loss of the investments to the participating plans based on the account balances of the respective plan's participants. The net assets of the Trust are stated at fair value.

Brokerage fees, other direct costs of investments and taxes (including interest and penalties), if any, are paid by US Bank (the "Trustee") from the IIP's assets. Trustee fees and administrative expenses are paid by the Trust.

Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Plan assets are invested in funds and securities as directed by plan participants. These investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Accordingly, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

New Accounting Pronouncement - As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to direct or indirect investments in fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the investment contracts at fair value and an adjustment to contract value. The FSP requires retroactive adoption; therefore, prior year balances have been reclassified. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

2. INCENTIVE INVESTMENT PLAN DESCRIPTION AND FUNDING POLICY

The following description of the IIP provides only general information. Participants should refer to the IIP document for a complete description of the IIP's provisions.

The IIP is a defined contribution plan. Effective September 1, 1994, IIP became an employee stock ownership plan, as defined in Section 4975 of the Internal Revenue Code of 1986 (the "Code"), and is designed to invest primarily in qualifying employer securities, as defined in Section 409(l) of the Code. Salaried and hourly employees of Kimberly-Clark Corporation (the

"Corporation") and its participating U. S. subsidiaries (collectively, "the Employer") are eligible to participate in the IIP. The Board of Directors of the Corporation or its delegate may change the eligibility and other provisions of the IIP from time to time.

Contributions

An eligible employee who is considered non-highly compensated may elect to make "401(k) contributions" (that is, contributions that are deducted from compensation paid by the Employer before federal income taxes are withheld) and after-tax contributions in any combination up to 75% (in whole percentages) of base salary. A non-highly compensated employee is an employee whose prior year annual compensation was $95,000 or less. An eligible employee who is considered highly compensated may elect to make "401(k) contributions" and after-tax contribution in any combination up to 15%, if below the age of 50, or up to 17%, if age 50 or older, (in whole percentages) of base salary. 401(k) Contributions and After-Tax Contributions in any combination up to 5% of base salary are eligible for employer matching contributions.

Employer matching contributions are determined based upon a percentage of qualifying employee contributions. The Corporation makes a matching contribution of $0.75 for each dollar contributed by the employee on the first 2% of base pay plus $0.50 for each dollar invested on the next 3% of base pay. Employer matching contributions are accounted for separately and share in the net appreciation or depreciation in fair value of investments, dividends, interest and expenses in the same manner as contributions made by a participant. As of January 1, 2006, all employer matching contributions are invested according to the participants' contribution investment elections. In prior years, all employer matching contributions were invested in the K-C Stock Fund. A participant is vested in employer matching contributions after completion of three years of service. Employer matching contributions and future earnings (or losses) on that amount can be reallocated to another investment fund within the IIP.

There are limitations on 401(k), after-tax and employer matching contributions made on behalf of highly compensated eligible employees to ensure that no prohibited discrimination takes place under the Code. A participant affected by such limitations may have the 401(k) contributions deemed to be after-tax contributions and may also have a portion of the after-tax contributions refunded. 401(k) and after-tax contributions qualify for employer matching contributions as described above.

The Code contains certain limitations on the amount of contributions which can be made to the IIP by and on behalf of a participant.

Employee contributions receivable as of December 31, 2006, presented on the Statement of Net Assets Available for Benefits of $3,938,634 includes pre-tax contributions receivable of $3,664,121 and after-tax contributions receivable of $274,513. The employee contributions presented on the Statement of Changes in Net Assets Available for Benefits for year ended December 31, 2006 of $90,485,800 includes pre-tax contributions of $82,625,553, after-tax contributions of $6,680,331, and non-taxable contributions of $1,179,916. The non-taxable contributions are a result of recharacterization in 2006.

Employee contributions receivable as of December 31, 2005, presented on the Statement of Net Assets Available for Benefits of $3,946,677 includes pre-tax contributions receivable of $3,677,452 and after-tax contributions receivable of $269,225. The employee contributions presented on the Statement of Changes in Net Assets Available for Benefits is for the year ended December 31, 2005 of $90,308,704 includes pre-tax contributions of $83,564,053 and after-tax contributions of $6,744,651.

Investment Elections

A participant's contributions are invested in one or more of the following twelve fund options as determined by the participant:

- K-C Stock Fund, which is invested primarily in the Corporation's common stock;
- Value Stock Index Fund, which is invested in the Russell 1000 Value Fund, a collective fund of a diversified portfolio of stocks in a broad array of established companies on the Russell 1000 Value Index;
- Small Cap Index Fund, which is invested in the Russell 2000 Index Fund, a collective fund of the 2000 smallest capitalization stocks in the Russell 3000 Index;
- Money Market Fund, which is invested in the U.S. Government Securities Fund, a collective fund of short-term debt securities issued by the United States of America or an agency or instrumentality thereof;
- Stable Income Fund, which is invested in the Money Market Fund, Stable Capital Fund and Income Fund, collective funds of investment contracts issued by insurance companies or banks and in money market securities;
- Bond Index Fund, which is invested in the Daily U.S. Debt Market Fund, a collective fund of U. S. government and investment grade corporate bonds, and asset-backed and mortgage-backed securities and is designed to track the performance of Lehman Brothers Aggregate Bond Index;
- Medium-Term Managed Fund, a non-pooled separate account with a diversified portfolio which is invested in a custom mix of bonds, large and small capitalization stocks and international stocks;
- Long-Term Managed Fund, a non-pooled separate account with a diversified portfolio which is invested in a custom mix of large and small capitalization stocks and international stocks and bonds;
- Stock Index Fund, which is invested in the Daily Equity Index Fund, a collective fund with a diversified portfolio of stocks in a broad array of established companies, designed to track the performance of the S&P 500 Stock Index;
- Growth Stock Index Fund, which is invested in the Russell 1000 Growth Fund, a collective fund with a diversified portfolio of stocks in a broad array of established companies in the Russell 1000 Growth Index;
- International Index Fund, which is invested in the Daily EAFE Equity Index Fund, a collective fund with a diversified portfolio of stocks in established companies in Europe, Australia, and the Far East and is designed to track the performance of the Morgan Stanley Capital International EAFE-Free Index;
- Self-Directed Brokerage Account (SDBA), which gives the participant the opportunity to invest in publicly traded mutual funds, stocks, and bonds. If the choice is made to invest in the SDBA, there are additional quarterly fees which are deducted from the participant's core investment funds.

A participant's contributions allocated to a specific fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Pending such investment, the Trustee is authorized to invest in short-term securities of the United States of America or in other investments of a short-term nature.

Withdrawals

A participant may withdraw the value of their after-tax accounts and the value of employer matching contributions, if vested, which have been in the IIP at least 24 months. Subject to certain conditions, a participant may withdraw the value of 401(k) contributions and earnings credited thereon, as of December 31,1988, in the case of hardship or after attaining age 59½. The participant will be required to suspend subsequent contributions to the IIP for six months following any withdrawals from their basic after-tax account credited prior to January 6, 2003 or any hardship withdrawal of 401(k) contributions and earnings thereon.

Distributions

Upon termination of a participant's employment at or after age 55, after three years or more of qualified service, or because of death, the value of the participant's accounts, including the value of all employer matching contributions, is distributable in either a lump sum or partial amount per the participant's request. If termination occurs other than as noted above, the value of nonvested employer matching contributions is forfeited and used to reduce subsequent employer matching contributions to the Trust.

A participant invested in the K-C Stock Fund earns dividends quarterly and has the option to reinvest the dividends earned into the fund or receive a distribution. Distributions payable for K-C Stock Fund dividends at December 31, 2006 and 2005 were $4,889,443 and $5,351,261 respectively.

Loans

A participant may borrow from their 401(k) contributions account a minimum of $1,000 or maximum of the lesser of (i) 50% of their 401(k) contributions account or (ii) $50,000 (reduced by the highest outstanding loan balance during the last twelve months). A participant may have only one outstanding loan. A loan processing fee of $50 is charged to the participant. A loan may be a general purpose loan which must be repaid within a maximum of four years; or, a primary residence loan, which must be repaid within a maximum of ten years. Loans are repaid through payroll deductions and bear interest at the prime interest rate as published in the Wall Street Journal on the 15th of the month prior to the first day of the month to which it applies.

Voting of Company Stock

A participant has the right to direct the Trustee as to the manner in which to vote at each annual meeting and special meeting of the stockholders of the Corporation the number of whole shares of the Corporation's common stock held by the Trustee and attributable to his or her K-C Stock Fund account as of the valuation date coincident with the record date for the meeting. In addition, the participant has the right to determine whether whole shares of the Corporation's common stock held by the Trustee and attributable to his or her K-C Stock Fund account should be tendered in response to offers thereof.

3. NONPARTICIPANT – DIRECTED INVESTMENTS

Prior to January 1, 2006, all Corporation contributions were invested in the K-C Stock Fund. The K-C Stock Fund is also one of the twelve participant-directed investment options. In accordance with the American Institute of Certified Public Accountants' Statement of Position 99-3, *Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters*, all investments in the K-C Stock Fund within the plan are considered to be nonparticipant-directed investments for disclosure purposes. As of January 1, 2006, the Corporations' contributions are invested in the elections directed by the participants for their 401(k) contributions. Subsequently, for 2006, the K-C Stock Fund is not included in the Net Assets Available for Benefits and Changes in Net Assets Available for Benefits detailed in the following schedule.

In addition, due to the spin-off of Neenah Paper, Inc. ("Neenah Paper") (see Note 8), participants invested in the K-C Stock Fund received shares of Neenah Paper stock. Subsequently, participants were not allowed to contribute or transfer funds into the Neenah Paper Stock Fund as a participant-directed investment option. Therefore, Neenah Paper stock was considered to be a nonparticipant-directed investment for disclosure purposes. The Neenah Paper Stock Fund was phased out on November 30, 2006 (see Note 8) and plan assets transferred to the Money Market Fund.

Net assets available for benefits and changes in net assets available for benefits relating to the nonparticipant-directed investments of the Plan were as follows:

	December 31	
	2006	2005
Net Assets:		
K-C common stock	$ -	$ 821,242,060
Neenah Paper common stock	-	10,250,106
Other assets	-	3,284,149
Net assets available for benefits	$ -	$ 834,776,315

	Year Ended December 31	
	2006	2005
Changes in net assets available for benefits		
Additions (deductions):		
Dividends and interest	$ -	$ 25,466,293
Contributions:		
Participating employees	-	30,055,599
Employer	(849)	28,019,827
Net appreciation (depreciation) in fair value	1,497,829	(86,713,611)
Transfers to other investments	(10,782,458)	(78,143,142)
Total additions (deductions)	(9,285,478)	(81,315,034)
Distributions and expenses:		
Distributions to participants	955,368	71,097,311
Net decrease in net assets available for benefits	$ (10,240,846)	$ (152,412,345)

4. PARTY-IN-INTEREST TRANSACTIONS / SIGNIFICANT INVESTMENTS

At December 31, 2006, the only investment of the Trust which represents five percent or more of the Trusts' net assets available for benefits is the 10,124,015 shares of the Corporation's common stock at a fair value of $687,926,819.

At December 31, 2005, the only investment of the Trust which represents five percent or more of the Trusts' net assets available for benefits is the 13,739,975 shares of the Corporation's common stock at a fair value of $819,589,509.

All of the above transactions are exempt from the prohibitions against party-in-interest transactions under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

5. PRIORITIES UPON TERMINATION OF THE IIP

The Corporation has the right to terminate the IIP subject to the provisions of ERISA. In the event of termination of the IIP, all participants will become fully vested in their accounts. Management of the Corporation has indicated it has no current intentions to terminate the IIP.

6. TAX STATUS

The Internal Revenue Service issued a determination letter that the Kimberly-Clark Salaried Employees Incentive Investment Plan (Salaried Plan), the predecessor plan to the IIP, qualified under Section 401(a) of the Code and that the plan is exempt from income tax under Section 501(a) of the Code. The Internal Revenue Service issued a favorable determination letter on this plan on June 6, 2002. The Company requested a new determination letter in 2007 and the government has acknowledged receipt but has not completed the request. Although IIP has not received a new determination letter, management believes that the plan is designed and being operated in compliance with the applicable requirements of the Code.

The federal income tax status of participants with respect to the IIP is as follows: A participant's after-tax contributions, in whatever form, are not tax-deductible by the participant; however, the portion of a distribution attributable to such contributions is not taxable upon distribution. Participant pre-tax 401(k) contributions are considered contributions by the Employer rather than the participant and, as a result, are not taxable until the year in which they are distributed. Employer contributions and the earnings on employer and participant contributions are generally not taxable to the participant until the year in which they are distributed.

7. CHANGES IN THE PLAN

During the year ended December 31, 2006, the IIP was amended to (a) reflect changes with respect to automatic enrollment effective June 2, 2006; (b) reflect the changes with respect to the automatic switch to after-tax contributions once the IRS limit is reached effective June 2, 2006; (c) allow an annual automatic increase in one percent increments in before-tax contributions up to a target retirement amount established by the Participant effective June 2, 2006; (d) clarification with respect to the Self Directed Brokerage Account; (e) reflect that redeposits shall be restored to the Employer Account based on Participant's contribution investment elections, effective January 1, 2006; (f) reflect that company matching contributions are invested according to the participant's contribution investment elections effective January 1, 2006; (g) reflect that hardship is no longer a distribution event for purposes of qualified nonelective contributions; (h) enhance hardship withdrawals to pay for funeral expenses of a parent or child and to pay for property damage, to the principal residence, that is not compensated by insurance effective January 1, 2006 (i) delete the definition of NPI Stock Fund and any and all other references to the NPI Stock Fund in the IIP be deleted; (j) reflect the amount for current available distributions includes K-C Stock Fund dividend distributions prior to receiving a hardship distribution; (k) expand the definition of eligible retirement plan and rollover contributions for 457 plans and tax sheltered annuities and expand rollover options to permit rollover of after-tax contributions to a tax-sheltered annuity; (l) reflect that retirement is no longer a distribution event for before-tax contributions; (m) provide quarterly benefit statements to participants and beneficiaries who have the right to direct their investments; (n) permit a non-spouse beneficiary to rollover retirement benefits to an individual retirement plan; and (o) limit the number of regular withdrawals from the IIP.

During the year ended December 31, 2005, the IIP was amended to reflect a minimum cashout decrease from $5,000 to $1,000 in order to comply with automatic rollover regulations governed by the Economic Growth and Tax Relief Reconciliation Act of 2001.

8. NEENAH PAPER, INC. CONVERSION / CLOSURE

In 2004, the Employer completed the spin-off of Neenah Paper, Inc. ("Neenah Paper"), a wholly-owned subsidiary that owned the Employer's Canadian pulp business and its U.S. fine paper and technical paper businesses.

On November 30, 2006, the Neenah Paper stock fund was phased out and all assets were transferred to the Money Market Fund. The IIP plan assets transferred was $4,043,910. Prior to the transfer, notifications were sent to participants with a balance in the fund notifying them of the impending transfer and encouraged the participants to transfer funds prior to the close date.

9. MASTER TRUST

The IIP participates in the Kimberly-Clark Corporation Defined Contribution Plans Trust. The IIP has a proportionate undivided interest in the assets of the Trust. The Trustee of the Master Trust holds substantially all the assets of IIP, and the Kimberly-Clark Corporation Retirement Contribution Plan. At December 31, 2006 and 2005, IIP's interest in the net assets of the Trust was approximately 88% and 89%, respectively.

At December 31, 2006 and 2005, net assets available for benefits of Trust were as follows:

	2006	2005
Investments, at fair value:		
Cash equivalents	$ 51,219,626	$ 53,642,057
Kimberly-Clark Corporation Common Stock	687,926,819	819,589,509
Neenah Paper, Inc. Common Stock	-	10,188,164
Collective funds	1,468,266,503	1,204,464,957
Self-Directed Brokerage Account	87,534,652	65,275,874
Non-pooled separate accounts	220,969,746	165,925,003
Participant notes receivable	18,488,799	19,975,876
Total investments	2,534,406,145	2,339,061,440
Receivables	568,055,527	7,308,502
Payables	(568,483,531)	(1,998,306)
Net assets available for benefits at fair value	2,533,978,141	2,344,371,636
Adjustment from fair value to contract value for benefit-responsive investment contracts	2,528,069	3,223,142
Net assets available for benefits	$ 2,536,506,210	$ 2,347,594,778

Investment income of the Trust includes net appreciation (depreciation) in the fair value of investments and dividend and interest income. Net appreciation (depreciation) in the fair value of its investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The Trust's investment income for the years ended December 31, 2006 and 2005 was as follows:

	2006	2005
Investment Income:		
Net appreciation (depreciation) in fair value of investments:		
Kimberly-Clark Corporation Common Stock	$ 90,892,222	$ (89,424,686)
Neenah Paper, Inc. Common stock	1,404,209	(1,805,951)
Collective funds – Barclays Global Investors	118,261,004	35,185,110
Collective funds – Ameriprise	16,210,083	13,363,953
Non-pooled separate accounts – Barclays	25,540,697	9,751,255
Self-Directed Brokerage Account		
Bonds	96,864	(64,757)
Common Stock	3,246,532	(466,810)
Preferred Stock	21,938	(18,467)
Mutual Funds	3,497,365	1,129,675
Limited Partnerships	39,718	(19,474)
Interest income	10,559,447	7,183,517
Dividend income – Other (SDBA)	2,961,024	1,605,628
Dividend income – Neenah Paper Stock	88,714	164,865
Dividend income – Kimberly-Clark Corporation stock	22,909,824	26,319,368
Net investment income	$ 295,729,641	$ 2,903,226

The following table presents the Trust's fair value of investments as of December 31, 2006 and 2005. Investments that represent five percent or more of the Trust's net assets are separately identified.

	2006	2005
Investments at fair value:		
Cash equivalents	$ 51,219,626	$ 53,642,057
Participant notes receivable	18,488,799	19,975,876
	69,708,425	73,617,933
Investments at fair value as determined by quoted market price:		
K-C common stock	687,926,819	819,589,509
Neenah Paper common stock	-	10,188,164
	687,926,819	829,777,673
Investments at estimated fair value:		
Collective funds - Barclays Global Investors:		
Russell 1000 Value Fund K	153,840,692	87,371,137*
Russell 2000 Index Fund K	140,061,589	101,799,414*
Daily Equity Index Fund T	245,540,636	231,317,574
Daily EAFE Equity Index Fund K	165,376,329	85,326,055*
Other	203,869,711	204,494,219
Collective funds - Ameriprise:		
Income Fund Z	272,070,218	250,890,827
U. S. Government Securities Fund Z	140,233,681	100,411,326*
Other	147,273,647	142,854,405
Non-pooled separate accounts – Barclays:		
Long-Term Managed Fund	146,663,918	106,106,601*
Other	74,305,828	59,818,402
Self-Directed Brokerage Account	87,534,652	65,275,874
	1,776,770,901	1,435,665,834
	$2,534,406,145	$2,339,061,440

*2005 balances that were not 5% or more of Trust Net Assets are presented for comparative purposes.

10. RECONCILIATION TO FORM 5500

Benefit payments requested by participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year end, but not yet paid as of that date.

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2006:

Benefits paid to participants per the financial statements	$241,723,188
Add: Benefit payments requested by participants at December 31, 2006	1,712,613
Less: Benefit payments requested by participants at December 31, 2005	(2,950,954)
Benefits paid to participants per Form 5500	$240,484,847

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$ 2,228,023,507	$ 2,090,463,216
Benefit payments requested by participants	(1,712,613)	(2,950,954)
Adjustment from contract value to fair value for fully benefit-responsive investments contracts	(2,376,385)	(3,029,753)
Net assets available for benefits per Form 5500	$ 2,223,934,509	$ 2,084,482,509

Total investment income per the financial statements	$261,279,632
Adjustment from contract value to fair value for fully benefit-responsive investments contracts	(2,376,385)
Total investment income per Form 5500	$258,903,247

****

KIMBERLY-CLARK CORPORATION INCENTIVE INVESTMENT PLAN
SCHEDULE H, PART IV, 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

Sponsor's EIN: 39-0394230

Plan Name/Number: Kimberly-Clark Corporation Incentive Investment Plan/010

Identity of Investment Issuer	Description of Investment	Current Value
US Bank[1]	Participant Notes Receivable rate of interest (4% -9.5%) maturity dates (January 2007 - December 2016)	$ 18,488,799

[1] Sponsor and/or issuer known to be a party-in-interest to the Plan.

EXHIBIT 99.2

KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN

Financial Statements
As of December 31, 2006 and 2005,
and for the Years Then Ended,
and Report of Independent Registered Public Accounting Firm

KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEARS THEN ENDED:	
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-11

NOTE: The accompanying financial statements have been prepared for the purpose of filing with the Department of Labor's Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, are omitted because of the absence of the conditions under which they are required.

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
Kimberly-Clark Corporation Retirement Contribution Plan:

We have audited the accompanying statements of net assets available for benefits of the Kimberly-Clark Corporation Retirement Contribution Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, in 2006 the Plan changed its method of accounting for investments in collective funds which hold investment contracts due to the adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* and, retrospectively, adjusted the statement of net assets available for benefits as of December 31, 2005.

Deloitte & Touche LLP

June 26, 2007

KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 and 2005

Assets	2006	2005
Investment in Kimberly-Clark Corporation Defined Contribution Plans Trust	$ 310,625,697	$ 257,847,133
Net Assets Available for Benefits, at fair value	310,625,697	257,847,133
Adjustment from fair value to contract value for benefit-responsive investment contracts	151,684	193,389
Net Assets Available for Benefits	$ 310,777,381	$ 258,040,522

See notes to financial statements.

KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Additions to Net Assets Available For Benefits		
Investment income:		
Net increase in Plan assets from Kimberly-Clark Corporation Defined Contribution Plans Trust	$ 31,016,448	$ 5,125,082
Dividends on Kimberly-Clark Corporation common stock	1,207,895	1,239,824
Net investment income	32,224,343	6,364,906
Contributions:		
Employer contributions	41,230,130	40,634,285
Forfeitures used to reduce employer contributions	(2,437,767)	(2,190,281)
Total contributions	38,792,363	38,444,004
Total Additions	71,016,706	44,808,910
Deductions from Net Assets Available For Benefits		
Distributions of employee account balances	18,279,847	11,424,612
Total Deductions	18,279,847	11,424,612
Net Increase	52,736,859	33,384,298
Net Assets Available for Benefits		
Beginning of Year	258,040,522	224,656,224
End of Year	$ 310,777,381	$ 258,040,522

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. ACCOUNTING PRINCIPLES AND PRACTICES

The Kimberly-Clark Corporation Incentive Investment Plan ("IIP") and the Kimberly-Clark Corporation Retirement Contribution Plan ("RCP"), (collectively, the "Plans"), participate in the Kimberly-Clark Corporation Defined Contribution Plans Trust (the "Trust") for investment and administrative purposes. Although assets of both plans are commingled in the Trust, separate records are kept for the plans for the purpose of allocating net income or loss of the investments to the participating plans based on the account balances of the respective plan's participants. The net assets of the Trust are stated at fair value.

Brokerage fees, other direct costs of investments and taxes (including interest and penalties), if any, are paid by US Bank (the "Trustee") from the RCP's assets. Trustee fees and administrative expenses are paid by the Trust.

Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Plan assets are invested in funds and securities as directed by plan participants. These investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Accordingly, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

New Accounting Pronouncement - As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP")*, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to direct or indirect investments in fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the investment contracts at fair value and an adjustment to contract value. The FSP requires retroactive adoption; therefore, prior year balances have been reclassified. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

2. RETIREMENT CONTRIBUTION PLAN DESCRIPTION AND FUNDING POLICY

The following description of the RCP provides only general information. Participants should refer to the RCP document for a complete description of the RCP's provisions.

The RCP was formed effective January 1, 1997 and is a defined contribution plan covering eligible salaried and hourly employees of Kimberly-Clark Corporation (the "Corporation") and its participating U. S. subsidiaries. All eligible salaried and non-organized hourly employees of the Corporation and its participating U. S. subsidiaries (collectively, "the Employer") hired or rehired on or after January 1, 1997 are eligible to participate in the RCP on their first day of employment. Eligible salaried and hourly non-organized employees of the Employer (other than Avent, Inc. non-exempt hourly employees) who participated in the Corporation's retirement plans as of

December 31, 1996 and who chose to participate in the RCP as part of the pension choice program became eligible to participate in the RCP as of July 1, 1997. Former Scott Paper Company salaried employees employed as of January 1, 1997 began participating in the RCP on January 1, 1997. Avent - Tucson hourly non-exempt employees began participating in the RCP on March 1, 2002. Avent - Ft. Worth hourly non-exempt employees began participating in the RCP on July, 1, 2004. Hourly organized employees at certain units who chose to participate in the RCP as part of a pension choice program (and new hires after the bargained date) are also eligible to participate in the RCP. The Board of Directors of the Corporation or its delegate may change the eligibility and other provisions of the RCP from time to time.

Vesting Provisions

Eligible employees are fully vested upon completing five years of service. Additionally, regardless of length of service, eligible employees are fully vested if employment ends because of their death.

Funding

The employer makes monthly contributions for each eligible employee based on an annual formula calculated considering the employee's age and eligible earnings.

Investment Elections

A participant's contributions are invested in one or more of the following twelve fund options as determined by the participant:

- K-C Stock Fund, which is invested primarily in the Corporation's common stock;
- Value Stock Index Fund, which is invested in the Russell 1000 Value Fund, a collective fund of a diversified portfolio of stocks in a broad array of established companies on the Russell 1000 Value Index;
- Small Cap Index Fund, which is invested in the Russell 2000 Index Fund, a collective fund of the 2000 smallest capitalization stocks in the Russell 3000 Index;
- Money Market Fund, which is invested in the U.S. Government Securities Fund, a collective fund of short-term debt securities issued by the United States of America or an agency or instrumentality thereof;
- Stable Income Fund, which is invested in the Money Market Fund, Stable Capital Fund and Income Fund, collective funds of investment contracts issued by insurance companies or banks and in money market securities;
- Bond Index Fund, which is invested in the Daily U.S. Debt Market Fund, a collective fund of U. S. government and investment grade corporate bonds, and asset-backed and mortgage-backed securities and is designed to track the performance of Lehman Brothers Aggregate Bond Index;
- Medium-Term Managed Fund, a non-pooled separate account with a diversified portfolio which is invested in a custom mix of bonds, large and small capitalization stocks and international stocks;
- Long-Term Managed Fund, a non-pooled separate account with a diversified portfolio which is invested in a custom mix of large and small capitalization stocks and international stocks and bonds;
- Stock Index Fund, which is invested in the Daily Equity Index Fund, a collective fund with a diversified portfolio of stocks in a broad array of established companies, designed to track the performance of the S&P 500 Stock Index;

- Growth Stock Index Fund, which is invested in the Russell 1000 Growth Fund, a collective fund with a diversified portfolio of stocks in a broad array of established companies in the Russell 1000 Growth Index;
- International Index Fund, which is invested in the Daily EAFE Equity Index Fund, a collective fund with a diversified portfolio of stocks in established companies in Europe, Australia, and the Far East and is designed to track the performance of the Morgan Stanley Capital International EAFE-Free Index;
- Self Directed Brokerage Account (SDBA), which gives the participant the opportunity to invest in publicly traded mutual funds, stocks, and bonds. If the choice is made to invest in the SDBA, there are additional quarterly fees which are deducted from the participant's core investment funds.

If a participant does not make investment elections, all contributions are invested in the Money Market Fund.

A participant's contributions allocated to a specific fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Pending such investment, the Trustee is authorized to invest in short-term or money market securities.

Distributions

Upon termination of a participant's employment at or after age 55, after five years or more of qualified service, or because of death, the value of the participant's accounts is distributable in either a lump sum or a partial amount. If termination occurs other than as noted above, the value of nonvested employer contributions is forfeited and used to reduce subsequent employer contributions to the Trust.

Voting of Company Stock

A participant has the right to direct the Trustee as to the manner in which to vote at each annual meeting and special meeting of the stockholders of the Corporation the number of whole shares of the Corporation's common stock held by the Trustee and attributable to his or her K-C Stock Fund account as of the valuation date coincident with the record date for the meeting. In addition, the participant has the right to determine whether whole shares of the Corporation's common stock held by the Trustee and attributable to his or her K-C Stock Fund account should be tendered in response to offers thereof.

3. NONPARTICIPANT – DIRECTED INVESTMENTS

Due to the spin-off of Neenah Paper, Inc. ("Neenah Paper") (see Note 8), participants invested in the K-C Stock Fund received shares of Neenah Paper stock. Subsequently, participants were not allowed to contribute or transfer funds into the Neenah Paper Stock Fund as a participant-directed investment option. Therefore, Neenah Paper stock is considered to be a nonparticipant-directed investment for disclosure purposes. The Neenah Paper Stock Fund was phased out on November 30, 2006 (see Note 8) and plan assets transferred to the Money Market Fund.

Net assets available for benefits and changes in net assets available for benefits relating to the nonparticipant-directed investments of the Plan were as follows:

	December 31	
	2006	2005
Net Assets:		
Neenah Paper common stock	$ -	$ 493,375
Other assets	-	(490)
Net assets available for benefits	$ -	$ 492,885

	Year Ended December 31	
	2006	2005
Changes in net assets available for benefits		
Additions (deductions):		
Net appreciation (depreciation) in fair value	$ 74,035	$ (75,314)
Transfers to other investments	(535,430)	(93,447)
Total additions (deductions)	(461,395)	(168,761)
Distributions and expenses:		
Distributions to participants	31,491	27,434
Net decrease increase in net assets available for benefits	$ (492,886)	$ (196,195)

4. PARTY-IN-INTEREST TRANSACTIONS / SIGNIFICANT INVESTMENTS

At December 31, 2006, the only investment of the Trust which represents five percent or more of the Trust's net assets available for benefits is the 10,124,015 shares of the Corporation's common stock at a fair value of $687,926,819.

At December 31, 2005, the only investment of the Trust which represents five percent or more of the Trust's net assets available for benefits is the 13,739,975 shares of the Corporation's common stock at a fair value of $819,589,509.

All of the above transactions are exempt from the prohibitions against party-in-interest transactions under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

5. PRIORITIES UPON TERMINATION OF THE RCP

The Corporation has the right to terminate the RCP subject to the provisions of ERISA. In the event of termination of the RCP, all participants will become fully vested in their accounts. Management of the Corporation has indicated it has no current intentions to terminate the RCP.

6. TAX STATUS

The Internal Revenue Service has issued a determination letter that the RCP qualifies under Section 401(a) of the Internal Revenue Code (the "Code") and that the RCP is exempt from income tax under Section 501(a) of the Code. The Company requested a new determination letter in 2007 and the government has acknowledged receipt but has not completed the request. Although the RCP has not received a new determination letter, management believes that the plan is designed and being operated in compliance with the applicable requirements of the Code.

7. CHANGES IN THE PLAN

During the year ended December 31, 2006, the RCP was amended to (a) delete the definition of the NPI Stock Fund and any and all other references to the NPI Stock Fund; (b) reflect the combined plan limit under Code section 415(e) is repealed for limitation years beginning after December 31, 1999 with an effective date of January 1, 2000; (c) expand rollover options to permit rollovers to 457 plans and tax sheltered annuities; and (d) reflect a new three-year vesting schedule for employer contributions beginning January 1, 2007.

During the year ended December 31, 2005, the RCP was amended to reflect the minimum cashout decrease from $5,000 to $1,000 to comply with automatic rollover regulations governed by the Economic Growth and Tax Relief Reconciliation Act of 2001.

8. NEENAH PAPER, INC. CONVERSION / CLOSURE

In 2004, the Employer completed the spin-off of Neenah Paper, Inc. ("Neenah Paper"), a wholly-owned subsidiary that owned the Employer's Canadian pulp business and its U.S. fine paper and technical paper businesses.

On November 30, 2006, the Neenah Paper stock fund was phased out and all assets were transferred to the Money Market Fund. The RCP plan assets transferred was $274,893. Prior to the transfer, notifications were sent to participants with a balance in the fund notifying them of the impending transfer and encouraged the participants to transfer funds prior to the close date.

9. MASTER TRUST

The RCP participates in the Kimberly-Clark Corporation Defined Contribution Plans Trust. The RCP has a proportionate undivided interest in the assets of the Trust. The Trustee of the Master Trust holds all the assets of the RCP as well as the Kimberly-Clark Corporation Incentive Investment Plan. At December 31, 2006 and 2005, the RCP's interest in the net assets of the Trust was approximately 12% and 11%, respectively.

At December 31, 2006 and 2005, net assets available for benefits of Trust were as follows:

	2006	2005
Investments, at fair value:		
Cash equivalents	$ 51,219,626	$ 53,642,057
Kimberly-Clark Corporation Common Stock	687,926,819	819,589,509
Neenah Paper, Inc. Common Stock	-	10,188,164
Collective funds	1,468,266,503	1,204,464,957
Self-Directed Brokerage Account	87,534,652	65,275,874
Non-pooled separate accounts	220,969,746	165,925,003
Participant notes receivable	18,488,799	19,975,876
Total investments	2,534,406,145	2,339,061,440
Receivables	568,055,527	7,308,502
Payables	(568,483,531)	(1,998,306)
Net assets available for benefits at fair value	2,533,978,141	2,344,371,636
Adjustment from fair value to contract value for benefit-responsive investment contracts	2,528,069	3,223,142
Net assets available for benefits	$ 2,536,506,210	$ 2,347,594,778

Investment income of the Trust includes net appreciation (depreciation) in the fair value of investments and dividend and interest income. Net appreciation (depreciation) in the fair value of its investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The Trust's investment income for the years ended December 31, 2006 and 2005 was as follows:

	2006	2005
Investment Income:		
Net appreciation (depreciation) in fair value of investments:		
Kimberly-Clark Corporation Common Stock	$ 90,892,222	$ (89,424,686)
Neenah Paper, Inc. Common stock	1,404,209	(1,805,951)
Collective funds – Barclays Global Investors	118,261,004	35,185,110
Collective funds – Ameriprise	16,210,083	13,363,953
Non-pooled separate accounts – Barclays	25,540,697	9,751,255
Self-Directed Brokerage Account		
Bonds	96,864	(64,757)
Common Stock	3,246,532	(466,810)
Preferred Stock	21,938	(18,467)
Mutual Funds	3,497,365	1,129,675
Limited Partnerships	39,718	(19,474)
Interest income	10,559,447	7,183,517
Dividend income – Other (SDBA)	2,961,024	1,605,628
Dividend income – Neenah Paper stock	88,714	164,865
Dividend income – Kimberly-Clark Corporation stock	22,909,824	26,319,368
Net investment income	$ 295,729,641	$ 2,903,226

The following table presents the Trust's fair value of investments as of December 31, 2006 and 2005. Investments that represent five percent or more of the Trust's net assets are separately identified.

	2006	2005
Investments at fair value:		
Cash equivalents	$ 51,219,626	$ 53,642,057
Participant notes receivable	18,488,799	19,975,876
	69,708,425	73,617,933
Investments at fair value as determined by quoted market price:		
K-C common stock	687,926,819	819,589,509
Neenah Paper common stock	-	10,188,164
	687,926,819	829,777,673
Investments at estimated fair value:		
Collective funds - Barclays Global Investors:		
Russell 1000 Value Fund K	153,840,692	87,371,137*
Russell 2000 Index Fund K	140,061,589	101,799,414*
Daily Equity Index Fund T	245,540,636	231,317,574
Daily EAFE Equity Index Fund K	165,376,329	85,326,055*
Other	203,869,711	204,494,219
Collective funds - Ameriprise:		
Income Fund Z	272,070,218	250,890,827
U. S. Government Securities Fund Z	140,233,681	100,411,326*
Other	147,273,647	142,854,405
Non-pooled separate accounts – Barclays:		
Long-Term Managed Fund	146,663,918	106,106,601*
Other	74,305,828	59,818,402
Self-Directed Brokerage Account	87,534,652	65,275,874
	1,776,770,901	1,435,665,834
	$2,534,406,145	$2,339,061,440

*2005 balances that were not 5% or more of Trust Net Assets are presented for comparative purposes.

10. RECONCILIATION TO FORM 5500

Benefit payments requested by participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year end, but not yet paid as of that date.

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2006 to Form 5500:

Benefits paid to participants per the financial statements	$ 18,279,847
Add: Benefit payments requested by participants at December 31, 2006	272,249
Less: Benefit payments requested by participants at December 31, 2005	(179,098)
Benefits paid to participants per Form 5500	$ 18,372,998

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$ 310,777,381	$ 258,040,522
Benefit payments requested by participants	(272,249)	(179,098)
Adjustment from contract value to fair value for fully benefit-responsive investments contracts	(151,684)	(193,389)
Net assets available for benefits per Form 5500	$ 310,353,448	$ 257,668,035

Total investment income per the financial statements	$ 32,224,343
Adjustment from contract value to fair value for fully benefit-responsive investments contracts	(151,684)
Total investment income per Form 5500	$ 32,072,659

****

END